Exhibit 99.3

VOTE ON INTERNET

Go to www.vstocktransfer.com/proxy
Click on Proxy Voter Login, and log-on using the below control number.

* SPECIMEN *	CONTROL #
1 MAIN STREET
ANYWHERE PA 99999-9999	VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL

Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope, or by Email.

Annual General Meeting Proxy Card - BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

(1)	Election of Directors:

☐	FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)	☐	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Xiaodong Chen	02 Caifan He	03 Jianyong Cai	04 Qinyi Fu
05 Jun Ouyang	06 Huibin Shen	07 Can Su

(2)	To ratify the appointment of JLKZ CPA LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020;

☐  VOTE FOR                     ☐  VOTE AGAINST                     ☐  VOTE ABSTAIN

(3)	To approve and adopt the Company’s 2020 Equity Incentive Plan.

☐  VOTE FOR                     ☐  VOTE AGAINST                     ☐  VOTE ABSTAIN

Date	Signature, if held jointly	Signature

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *	AC:ACCT9999 90.00

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

Annual General Meeting of Shareholders

December 9, 2020

(10:00 a.m. Local Time, Xiamen, China / 9:00 p.m. EST, December 8, 2020)

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Blue Hat Interactive Entertainment Technology (the “Company”), revoking all prior proxies, hereby appoints Mr. Xiaodong Chen, with full power to act and with power of substitution, as proxy and attorney-in-fact and hereby authorizes him to represent and vote all ordinary shares of the Company, which the undersigned will be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company to be held 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009 on December 9, 2020, at 10:00 a.m. local time (i.e., 9:00 p.m. December 8, 2020, E.T.), and at any adjournment or postponement thereof. Each ordinary share is entitled to one vote. The proxy are further authorized to vote, in his discretion, upon such other business as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR THE DIRECTOR NOMINEES, FOR THE RATIFICATION OF THE APPOINTMENT OF JLKZ CPA LLC, FOR THE APPROVAL AND ADOPTION OF THE COMPANY’S 2020 EQUITY INCENTIVE PLAN, AND, IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE.

Please check here if you plan to attend the Annual General Meeting of Shareholders on December 9, 2020 at 10:00 a.m. local time ☐

Please provide your email address if you wish to receive proxy materials via e-delivery for the shareholders meeting of the Company in the future: ________________________.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)